Mail Stop 3561

June 14, 2005

Richard Rappaport, President
SRKP 2, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

> **RE:** **SRKP 2, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-124164**

Dear Mr. Rappaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You should continue to be aware of the updating requirements of Item 310(g) of Regulation S-B.

2. Include an updated consent with any amendment to the registration statement.

Limited State Registration

3. We note your response to our prior comment 5, that this information will be updated. You are reminded that such information must be updated prior to effectiveness.

Use of Proceeds

4. We note the disclosure that the filing funds will be disbursed to SRKP2 for its operations. However, there appears to be minimal operations. For example, management will devote a minimal amount of time to the business operations 2 to 10 hours a week, no amount will be paid for salaries, and company will be provided free rent for the facility. Revise to more specifically disclose how the $119,000.00 will be appropriated.

5. Disclosure indicates that the fees and expenses relating to this offering will be first paid from your treasury account and fees and expenses in excess of amounts held in treasury will either be advanced by our management or promoters pursuant to an oral loan agreement or they will be deferred until a closing of the business combination. Disclosure further indicates that, upon consummation of a merger transaction, the proceeds of the offering may be used to repay such loans and you will seek to have the other party to a consummated merger transaction complete the repayment of such loans. In this regard, we note that the repayment of such loans is likely to be a criterion in selecting a merger candidate. Given the above scenario, if the total expenses do not exceed the amount currently in the treasury or the advances/loans are paid by the target company, then it appears as though all of offering proceeds could be used to pay finder fees to an affiliate of the company, namely Westpark Capital. Please advise/revise.

Plan of Distribution

6. We note that Mr. Krinsky will rely upon the safe harbor contained in Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by an individual relying upon this provision, please include a detailed discussion of how he will conduct this offering. Upon receipt we may have further comments.

Part II – Information Not Required in Prospectus

Expenses of Issuance and Distribution

7. Clarify whether the $30,000 allocated to legal fees is the total amount estimated for legal fees. Does this include the legal fees that may be deferred pending a business combination? For example, the legal fees in SRKP1 filing was $75,000. Please advise and revise.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Bill Underhill who supervised the review of your filing, at (202) 551-2294.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Thomas Poletti, Esq. *by facsimile*
          (310) 552-5001